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                                                                   Exhibit 99.1




                                  July 6, 2005

VIA FIRST CLASS MAIL
--------------------

Ira A. Greenstein, President
IDT Corporation
520 Broad Street, Newark, NJ  07102

Dear Mr. Greenstein:

                  I have been authorized by the committee of independent directors of Net2Phone, Inc. (the "Independent Committee") to respond on behalf of that committee to the letter sent by you, on behalf of IDT, stating that the Board of Directors of IDT has approved an offer (the "Proposed Offer") to purchase all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates, at a price of $1.70 per share.

                  The Independent Committee, after reviewing the Proposed Offer, has concluded that the Proposed Offer is not acceptable. Please be advised that the Independent Committee invites you and other representatives of IDT to meet with the Committee and its advisors to discuss this situation.

                  The Committee is in the process of retaining an impartial valuation firm to assess the value of the Net2Phone intellectual property assets.

                  Also, please advise the Independent Committee whether IDT would be willing to sell its shares in Net2Phone to a third party, if that third party were willing to acquire all of Net2Phone.

                                          Regards,

                                          /s/ Stephen Fraidin
                                          ------------------------------------
                                          Stephen Fraidin


CC: James P. Mellor
    Jesse King
    Marc J. Oppenheimer